2002 ANNUAL Report

ADVANCING
The Standard
Of HEALING.
Of LIFE.
Of LIVING.


03019252



ATS Medical™ INC

2002 HIGHLIGHTS

CASH balance $9.9 Million

POSITIVE cash flow of $530,000 for Q4

Sales INCREASE of 17% Q3-Q4

REORGANIZATION completed

Sales and marketing TEAM built

RENEGOTIATED supply and technology agreements

MISSION STATEMENT

Dedicated to continuously "Advancing the Standard" of cardiovascular products through a dedicated organization working with customers to improve quality of life and product performance for patients and cardiovascular surgery providers.



TABLE OF CONTENTS

ATS Medical is a leading medical device manufacturer specializing in mechanical heart valves, aortic valve graft prostheses and related cardiovascular surgery accessories. Located in Minneapolis, Minnesota, ATS is an international company with product sales in more than 40 countries across the globe, and superior product performance in over 60,000 patient implants.

FINANCIAL HIGHLIGHTS

December 31	2002	2001	2000	1999	1998
Net sales	$13,301,274	$15,079,794	$14,584,568	$17,461,964	$17,960,483
Operating income (loss) for the year	(17,907,909)	(7,883,634)	(944,775)	1,766,243	1,555,296
Net income (loss) for the year	(18,212,266)	(6,843,566)	504,561	2,637,911	2,838,943
Net income (loss) per share–diluted	(0.82)	(0.31)	0.02	0.14	0.16
Total assets	91,755,698	94,971,232	102,353,776	61,116,685	58,431,376
Long-term debt	9,080,000	0	0	0	0
Total shareholders' equity	74,127,210	92,223,249	98,525,105	58,841,598	55,819,575

FDA DISCLAIMER

This annual report to shareholders is for communication with shareholders and potential shareholders of ATS Medical, Inc. The ATS Medical, Inc. heart valve was approved for distribution by the U.S. FOOD AND DRUG ADMINISTRATION (FDA) on October 13, 2000. None of the information contained in this annual report is intended for use by physicians or patients, in the United States, for determining the appropriateness of the ATS Medical, Inc. heart valve in the care of heart valve patients in the United States.

To Our SHAREHOLDERS



"Our Open Pivot® Heart Valve is the most important evolution in heart valve technology in more than thirty years, and is increasingly being recognized as such by the global cardiovascular community."

Michael Dale
President and CEO



Millions
$10
9
8
7
6
5
4
3
2
1
0
$9.9
Cash Balance



Percentage
20%
18
16
14
12
10
8
6
4
2
0
17%
2002 Q3-Q4 Sales Increase



Thousands
$600
500
400
300
200
100
0
$530
2002 Q4 Cash Flow





"As an engineer, I did a lot of research before my surgery. Hands down, it showed me that the ATS valve is technologically superior. But what really convinced me was its quiet operation. I'm back to normal activities, feel great—and can't hear it at all."

David Rowley

On the cover of this annual report, a bold graphic demonstrates the pivoting action behind our mechanical heart valve products. In much the same way, as 2002 is concluded we find ATS at a pivitol point between a challenging past year and a new one full of opportunity and promise.

As the population of the world ages, and a disproportionate number of people reach the age where advanced medical care is needed, our industry is presented with both a challenge and an opportunity. At ATS, we're addressing both by transforming our company into a strong, vital, future-oriented organization, focused on change and growth, and capable of leveraging our strengths to solidify a leadership position.

MEETING THE CHALLENGE

Looking at the past year, we see that a number of challenging issues have been overcome. While significant work lies ahead, we are nonetheless encouraged by results in several important areas.

Organizationally, we have completed all major initiatives to ensure that ATS will be positioned appropriately for renewed growth in 2003. With a new management team in place, we believe this reorganization effort is substantially complete. The company is now focusing on efforts to rebuild worldwide sales and marketing. Reaction thus far has been extremely positive and we are confident in our ability to build the kind of company necessary to make the ATS Open Pivot® Heart Valve the standard of care in this growing marketplace.

I'm pleased to report that in a year marked by a slowing global economy and intense competitive pressure in the heart valve market, we've made progress in many areas. First, we saw a 17% increase in sales from the third to the fourth quarter. We were cash flow positive by $530,000 in the fourth quarter, which is the second such quarter in a row. Of critical importance to our future is a significant cash balance of almost $10 million. Additionally, we were able to reduce our inventory for the year, a process that should continue into the future as a result of amendments to our technology license and supply agreements negotiated in 2002 with Carbomedics, Inc. (a division of CenterPulse), our supplier of carbon components. These amendments allowed us to defer component purchases and the payment of certain technology transfer fees relating to our pyrolytic carbon plant, thus reducing contractual cash outlays for the next few years.

INTO TOMORROW

As we move into the future, there are several important reasons why we believe ATS is well positioned for success. First and foremost, our ATS Open Pivot® Heart Valve is the most important evolution in heart valve technology in more than thirty years, and is increasingly being recognized as such by the cardiovascular community. Combined with an aging population badly in need of an effective solution, we are confident that our significant technological advances will positively impact many lives on an ongoing basis.

Second, a cash balance of $10 million, current inventories projected to meet demand for the next three to five years, and minimal production-related costs combine to put us in an enviable position, as a majority of revenue from every valve sold for the next few years will contribute directly to cash flow. This will ensure that adequate funds are available for the market development activities ahead.

Third, when our current inventories are depleted, we'll begin producing larger volumes of self-manufactured carbon components, resulting in a cost of goods sold that's far less than our current inventories.

Finally, the recruiting efforts involved in our rebuilding process for sales and marketing are ahead of schedule. We expect to have all managers hired and trained by the end of first quarter 2003, with the remainder in place by mid-year. While we're pleased with the improvement of our international business, as we move forward our focus continues to be on the U.S. market. Competition in the United States is intense, and although we believe our ten years of clinical data and over 60,000 implants provide testament to the superiority of the ATS Open Pivot® Heart Valve, our challenge going forward is to ensure these data and patient testimonials are communicated to the cardiovascular surgery community.

SEIZING THE OPPORTUNITY

With more than 60,000 implants and as many changed lives, ATS is a strong company focused on providing life-saving options for the many people afflicted with heart valve disorders. As you read the comments in this report of actual patients we've helped, you can be sure we're proud of our contributions to humanity, as well as the progress we're making as a company.

Much has been accomplished, but certainly there is much to be done. The pieces are in place, the opportunity is rich with possibilities, and as we move to a new year, know that your Company is pivoting toward great successes.



Michael Dale
President and CEO

OPEN PIVOT® MHV



Number of Implants (Thousands)
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
Year



60,000 IMPLANTS

This year, we're extremely gratified to mark over 60,000 implants. Most importantly, though, we celebrate our role in improving the quality of life for so many people. And we look forward to helping many, many more.



"At 12, I was diagnosed with a heart murmur. At 29, I had a heart attack. Thanks to ATS, at 50 I'm in the best shape of my life. Along with running six companies I'm playing racquetball, weightlifting and bicycling, and never felt better."

Paul Etherington

From the outset, our goal has been to provide an effective, safe heart valve solution that offers advantages to the surgeon and improved quality of life for patients. Eleven years later, our innovative ATS Open Pivot® design and excellent clinical performance has accomplished all that and more, resulting in phenomenal acceptance from skilled surgeons and clinicians the world over.



INNOVATIVE OPEN PIVOT® VALVE DESIGN

The unique, patented ATS Open Pivot® design feature of our mechanical heart valve is what makes it distinctly different from all other heart valves. Instead of cavities in the hinge area that all other bileaflet mechanical heart valves have, the ATS valve has an "open" pivot design. This allows the valve leaflets to pivot on smooth spheres that gently project into the bloodstream. As a result, our design eliminates cavities or stagnant areas where blood may collect and clot. Plus, our ATS Open Pivot® design reduces the shear forces on flowing blood, thus minimizing red cell destruction. It's been shown in studies to provide low hemolysis, thromboembolism, pressure gradients, and–perhaps most important to many patients– extremely quiet function.

For surgeons, our valve is easy to implant. That's because it comes sterile, pre-mounted on a handle/rotater, with a low-profile design, cuff markers, and rotatability for quick and easy placement. Visualization of the valve under fluoroscopy after surgery is enhanced due to tungsten impregnation and a titanium stiffening ring.



ATS OPEN PIVOT® MECHANICAL HEART VALVE STANDARD SERIES

Our standard series valve is intended for use as a replacement valve in patients with diseased, damaged, or malfunctioning heart valves where a mechanical valve is indicated. It can also be used to replace a previously implanted prosthetic heart valve. There have been over 60,000 implants since 1992, in more than 40 countries worldwide.



ATS OPEN PIVOT® MECHANICAL HEART VALVE AP SERIES

For more challenging situations, the ATS Medical™ Advanced Performance (AP) Series has all the same primary attributes of the ATS Medical™ Standard Series valve, but is intended for supra-annular placement in areas where the tissue annulus diameter is smaller, but a larger effective orifice area is needed. Like the Standard Series, the AP's valve orifice and leaflets are constructed of pyrolytic carbon, a durable and well-known industry standard for nearly 30 years.



ATS OPEN PIVOT® AORTIC VALVE GRAFT PROSTHESIS

The ATS Medical™ Aortic Valve Graft (AVG) is designed to be used when replacement of the aortic valve and a portion of the ascending aorta is indicated. The ATS AVG prosthesis consists of a Meadox™ Hemashield® collagen graft impregnated conduit, a unique collagen sealant that eliminates the need for pre-clotting and promotes optimal healing response. The AVG comes pre-attached to an ATS Open Pivot® Heart Valve.



CARDIOVASCULAR ACCESSORIES

A variety of accessories are available to assist the surgeon with implanting ATS products, including sizer sets, holder handles and rotator sets. These instruments facilitate ease of use during surgery, as well as optimizing valve selection and placement.

Questions & ANSWERS

Q and A
with Mike Dale,
ATS President
and CEO



Board Members and Secretary
of the Board, from left to right:
Deborah Chapman (Board Secretary),
Manuel Villafaña,
Eric Sivertson, Michael Dale,
David Boehnen, A. Jay Graf

Q. What brought you to ATS Medical™? Why is the company appealing?

A. Great question. Very simply, I found ATS a very compelling business proposition in two critically important ways.

First, the product upon which the company was founded is genuinely the most important evolution in prosthetic mechanical heart valve technology in more than 25 years. While not a "revolution," the benefits for patients and cardiovascular surgeons are clinically significant, and come without trade-offs relative to existing product offerings. In other words, ATS provides customers improved outcomes without sacrificing the performance and features they now enjoy in all respects with their current heart valve selection. At a time in the marketplace where all parties involved – manufacturers, caregivers, and providers – struggle to find cost-effective ways to improve outcomes in real terms, the ATS Open Pivot® Heart Valve represents affordable and important progress. This is especially the case in the United States, where for all practical purposes, surgeons and patients have had only one choice since 1976. Our job, of course, is to expand their choice through the introduction of the ATS Open Pivot® Heart Valve.

This brings me to the second reason behind my decision to join ATS. As I've just mentioned, I believe the product and the market are legitimate. The remaining question, therefore, involved an evaluation as to whether or not the right people and sufficient resources exist to support the sales and marketing effort that will be required. With respect to sales and marketing planning and execution, I feel very comfortable with the efforts required to introduce new technology based upon my previous personal experiences in the heart valve business as well as in other medical device markets. With respect to financial resources, I likewise felt after my review of the situation that the company had adequate resources to establish the ATS Open Pivot® Heart Valve as the standard of care.

What is not well understood by investors and others outside the company is that subsequent to the company's reorganization last summer, the business is actually in a great position to move forward again. We now have approximately $10 million in cash, and no significant production costs for several years to come. Pursuant to the original supply agreement between ATS and CMI, ATS has approximately 50,000 heart valves in inventory that have been paid for. The result is that ATS does not need to spend money at present to build heart valves. Going forward, for every heart valve sold, a majority of the sale drops straight through to cash.

In summary, the product is eminently saleable and the market is large and growing. I believe we have the resources to attack the market successfully and that's why I'm here.

Questions & ANSWERS

Q. What steps are you taking to build momentum for ATS Medical™?

A. Primarily, we are establishing a worldwide distribution network capable of executing our marketing plan. To that end we are also developing entirely new communication materials and programs for support of our positioning objectives. To accomplish this task, we have recruited a very experienced team from within the industry to ensure we meet our communication objectives. On the sales and distribution front, our recruitment efforts are going very well. Cardiac surgery is one of the oldest and most prestigious medical device markets, and there is a well-developed talent pool in the market. What is scarce are high quality, new device technology career opportunities. ATS represents for many sales and marketing managers the first legitimate new business opportunity in many years. Once we have the opportunity to sit down with people to explain our story, we are received very positively. So recruitment of top talent has not been a problem. Another important point related to distribution that isn't well understood is that because of resource constraints in the past, ATS did not develop distribution for our product in many key markets around the world. Secondary to the reorganization of the business, we now have the resources required to participate effectively in all relevant markets, and we intend to do so.

Q. What advantages does the ATS Open Pivot® Heart Valve provide for patients and cardiovascular surgeons?

A. Before I state the advantages of the ATS heart valve, I think it's worth reviewing the objectives behind the design and development of any heart valve. All heart valves represent a culmination of efforts to combine materials and engineering to replicate the function of a healthy, normally-functioning human heart valve. From the engineer's perspective, the design effort can be summarized into three general areas of focus.

First, they want to design a valve that maximizes cardiac output, or the delivery of oxygenated blood to the body. They want to do that with *minimal strain on the heart* by minimizing obstruction to forward flow in order to reduce myocardial oxygen demand. They also want to preserve the quality of that blood flow by minimizing design characteristics that create obstructions and lead to turbulence and stasis generation, because that can cause damage to the red blood cells and initiate the coagulation process, which may lead to thrombus formation.

Second, the engineers need to choose materials for construction of the heart valve that will be durable enough to last the lifetime of the patient and, in addition, be biocompatible so as not to initiate the coagulation process or incur rejection by the patient.

Finally, the design needs to be easy and safe to implant, so as to accommodate all of the various sizes and anatomical situations the surgeon faces. Ultimately, after all of this effort, heart valve designs are judged through clinical experience in several basic areas of performance: durability, hemodynamics, thrombogenicity, implantability, and quality of life.

So coming back to your original question–"What advantages does the ATS valve have?"–the answer is that the ATS valve, relative to these basic areas of valve performance, provides clinically important improvements in the way of reduced thrombogenicity and improved quality of life. With respect to all other areas, the ATS heart valve provides equivalent or superior performance. Our challenge in the marketplace is really very simple. We need to ensure that our distribution network can communicate the relationship between our unique design features and functional characteristics, and the outstanding clinical results that are now available after more than 10 years in the marketplace.

Q. What's the long-term opportunity?

A. That's a fair question. With all the work ahead of ATS, once we get there, will the effort have been worth it? The answer, we believe, is "yes."

First of all, the worldwide market is valued at more than $860 million, with the mechanical segment estimated to be worth more than $400 million. The heart valve market overall will grow somewhere between 2% and 5% per year for the foreseeable future. Heart valve disease is part of life, and while the nature of heart valve disease is different by market, it will be part of the landscape forever. In developed markets such as North America and Western Europe, there has been a significant shift over the last several years away from mechanical heart valves to biological hearts valves, in recognition of the increasing average age of patients in need of valve replacement. This shift in many respects has been appropriate given the demographics, but specific to trends, we believe indications have stabilized and simply don't see further changes towards biological heart valves. As for the developing markets, demographics favor mechanical heart valves based on the higher incidence of acquired disease and younger average age. These markets are the fastest growing segments within the business.

In summary, the market is large, profitable, and vulnerable to capture with a better product. I think the market opportunity is very attractive.

OVERVIEW

We manufacture and market a mechanical bileaflet heart valve with a patented pivot design. Our heart valve is used to treat valvular heart disease caused by the natural aging process, rheumatic heart disease and congenital defects. We have received regulatory approvals to market the ATS heart valve in the United States and most international markets, principally Europe, Japan, China, Canada, and Australia.

We commenced selling the ATS heart valve in international markets in 1992. Internationally, we sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Most of our sales to international distributors are denominated in U.S. dollars so currency risk is borne by the distributor. In December 2002, we formed ATS Medical France, a foreign subsidiary, to sell our valves directly to hospitals in France. In France, we will consign valves to hospitals and invoice in euros when the valve is implanted. Sales to our European distributors represented approximately 46% of our net sales in 2000, 36% in 2001, and 26% in 2002. Sales to our Asian Pacific customers represented approximately 33% of our net sales in 2000, 34% in 2001, and 42% in 2002.

During 2001, we hired a direct sales force and began selling the ATS heart valve in the United States. Due to the cost of maintaining a full direct sales force, we decided in mid-June 2002 to switch to a hybrid sales force in the U.S. consisting of our top performing direct sales people plus independent manufacturer's representatives. Our U.S. sales as a percentage of our overall sales was 4% in 2000, 19% in 2001, and 19% in 2002.

In the U.S. market and now in France, we recognize the selling price to the hospital. In other non-U.S. markets, we recognize the selling price to the distributor. As U.S. sales increase as a percentage of overall sales, the overall average selling price may increase, even though the average selling prices in some non-U.S. markets may be steady or declining. Hospital administrators continue to apply pressure for lower prices, and the willingness of competitors to reduce prices will continue to put pressure on revenue growth and margins.

To date we have purchased all of the pyrolytic carbon components for the ATS heart valve from Carbomedics, a division of Snia S.p.A. (formerly a division of CenterPulse (formerly Sulzer Medica)) pursuant to a multi-year supply agreement entered into in 1990. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index.

In December 1999, we renegotiated the supply agreement with Carbomedics resulting in significant reductions in our minimum purchase requirements and unit costs beginning in 2001. In late June 2002, we again amended the supply agreement such that our purchase obligations for the remainder of 2002 (with the exception of approximately eight weeks of work in process) would be suspended along with 100% of our purchase obligations for 2003, 2004, 2005, and 2006. In January of 2007 the purchase obligations for 2003 would resume, with the obligations for 2004 through 2006 to follow in each subsequent year. In addition, a technology transfer fee of $5 million due to Carbomedics at the end of 2002 will be paid in two equal installments in June and December of 2003. Furthermore, technology payments due in 2003, 2004, 2005, and 2006 totaling $23 million will begin to be paid based on a percentage of the cost of goods sold starting in January of 2005 with the first payment in June 2005 and subsequent payments every six months based on a percentage of the cost of goods sold the previous six months subject to certain cumulative minimum amounts being paid by the end of 2006, 2007, 2008, and 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations:

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Our distribution in international markets through independent distributors concentrates relatively large amounts of receivables in relatively few customer accounts. We have successfully done business with most of these distributors for many years. We record the sale to the distributor at the time the valve is shipped to the distributor, with the exception of Italy where sales are recognized on a cash basis. There may be a length of time between when the distributor receives product from us, puts it on the hospital shelf, bills the hospital and receives payment for the valve. Most of the time the distributor is paying us for the valve long before he is paid. Some of the hospitals are government funded. Payment to the distributor may be delayed due to government funding issues. Some governments have put restrictions on outgoing payments. We monitor amounts that are not paid according to term. We attempt to accrue for potential losses due to non-payment. Financial conditions in international markets can change very quickly and our allowance for doubtful accounts cannot anticipate all potential changes.

IMPAIRMENT OF TECHNOLOGY LICENSE

At the end of the first quarter of 2002, the Company evaluated the carrying value of its technology license asset in accordance with the provisions of FASB Statement 142 (FASB No. 142), Goodwill and Other Intangible Assets, which were effective for the Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and the Company recognized no impairment as a result of the adoption of FASB No. 142. In the second quarter of 2002, the Company experienced decreased sales volumes, decreased average selling prices and initiated certain restructuring activities pertaining to its executive team and the manner in which it sells its product in the United States, changing from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturer's representatives. In response to these conditions, the Company modified its pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, the Company reviewed its future cash flow analysis and changed its expectations of the sales volumes estimated and its selling prices of the heart valve in the cash flow model to evaluate the recoverability of its technology license. When compared to the revised fair value as calculated by discounting the new future cash flows projections at June 30, 2002, the Company determined a non-cash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects in part the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower cost carbon not being realized until future years after the depletion of inventories currently on hand.

The assessment of potential impairment requires certain judgments and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset; risks associated with those cash flows; and the Company's discount rate to be utilized.

DEFERRED TAX ASSETS

We have incurred losses in excess of $28.5 million and are eligible for tax credits of approximately $633,000. The losses are carried forward for U.S. and state corporate income taxes and can be used to reduce future taxes. At December 31, 2002 we had deferred tax assets totaling $12.5 million. We have taken a valuation allowance against this asset for its full amount because the carryforwards have a limited life and other limitations. An alternative accounting judgment would be to record the entire asset on our balance sheet and in subsequent periods, if it became apparent that a portion of the asset would not be realized, write it off against income in that period. In order to utilize that treatment we would have to decide that it was more likely than not that we would realize the deferred tax assets and credits.

INVENTORIES

We have purchased heart valve components for the past nine years from Carbomedics under a supply agreement negotiated in 1990, that was amended in December 1999 and again amended in June 2002. These purchases were in excess of our sales and for the most part tied to minimums in the contract. Until we received approval from the U.S. FDA to sell the valve in the United States, it was impossible to estimate how much inventory would be needed to meet the demands of this significant market. We have estimated that a portion of inventories on hand at December 31, 2001 and December 31, 2002 were not likely to be sold in the following twelve-month periods and therefore should not be classified as a current asset. The estimate of inventories necessary to support current sales includes management projections not only of sales but inventories for new consignment accounts and contingencies.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

Net sales for the year ended December 31, 2002 decreased 12% to $13,301,274 compared to $15,079,794 for the year ended December 31, 2001. The decrease in sales revenues was primarily attributable to Europe, where Italy remains on distributor accounting and France did not place orders during the majority of 2002. Unit sales for the year ended December 31, 2002 decreased 1% compared to unit sales for the year ended December 31, 2001. The average selling prices in 2002 decreased 12% compared to 2001. The decreases in average selling price was primarily attributable to lower prices in Europe due to competitive pricing. Revenue in the United States decreased 5% for the year ended December 31, 2002 compared to the year ended December 31, 2001, primarily because we were in the midst of reorganizing our sales representation during the second half of 2002.

During 2001, we hired a direct sales force and began selling the ATS heart valve in the United States. In mid-June 2002, we took certain cost savings measures including a reduction in our work force, which included the majority of our direct sales people. Independent manufacturer's representatives were recruited to take the place of the former direct territories affected by the reduction in force. We will continue our efforts to organize our sales distribution in the U.S. We expect to have all managers in place by the end of first quarter 2003, with the remainder of the sales positions filled in the second quarter 2003. Valves are consigned to hospitals desiring to use the ATS valve and a sale is recorded once the valve is implanted. The "sales cycle" for new accounts can take from one to three months. We feel that we have a superior product, however, our competitors have larger sales staffs and greater financial resources so they are currently able to reach more potential customers. The rate at which we will open new accounts and realize new implants with our hybrid sales force is difficult to forecast from quarter to quarter.

Cost of goods sold totaled $12,306,736 and $10,309,814 for 2002 and 2001, respectively, or 93% of sales in 2002 and 68% for 2001. In both years, we wrote down a portion of inventory to allow us to maintain some market share in countries where the realizable valve price is lower than our cost. This charge to the cost of goods sold was $2,400,000 in 2002 and $1,000,000 in 2001. The average cost per valve remained constant in 2002 compared to 2001.

Gross profit totaled $994,538 or 7% of sales for the year ended December 31, 2002 versus $4,769,980 or 32% of sales, for the year ended December 31, 2001. The write-down of inventory discussed above and the decrease in average selling prices were the principle factors for this decrease.

Research, development, and engineering expenses totaled $2,425,374 for the year ended December 31, 2002 versus $3,905,556 for the year ended December 31, 2001, a decrease of 38%. Total expenses related to our own carbon manufacturing facility were approximately 74% and 78% of research and development for 2002 and 2001, respectively. Our focus during 2001 and the first quarter of 2002 was making qualification and verification coating runs, training ATS personnel on the new carbon manufacturing equipment installed during the period, and documenting procedures. This culminated with the submissions at the end of the first quarter 2002 to the TUV, who we use as a notified body for our European approval, and to the U.S. Food and Drug Administration. On May 29, 2002, we received notification from the FDA of full approval of our carbon manufacturing plant. As our existing inventories are depleted over the next few years, components from this facility are expected to allow for significant reduction in the cost of the components utilized in our valve.

Sales and marketing expenses decreased for the year ended December 31, 2002 to $3,312,157 compared to $4,904,205 for the year ended December 31, 2001. The decrease in expenses is due to the restructuring that took place in June 2002. Since the restructuring, we are utilizing a hybrid sales force consisting of direct sales people and independent manufacturer's representatives. We expect our sales and marketing expenses to increase in future quarters as we complete our new sales organization.

General and administrative expenses totaled $3,113,551 for the year ended December 31, 2002, a 19% decrease from the $3,843,853 reported for the year ended December 31, 2001. The decrease is due to fewer personnel in the general and administrative departments as a result of certain reorganization initiatives during the second half of the year in 2002 compared to 2001.

We took an impairment charge on our technology license in the quarter ended June 30, 2002 in the amount of $8,100,000. During that quarter, we reached three additional milestones in conjunction with our technology license agreement with Carbomedics, which resulted in an additional $13.6 million of long-term obligations to be recognized on our balance sheet. At the end of our first quarter of 2002, we evaluated the carrying value of our technology license asset in accordance with the provisions of FASB Statement 142 (FASB No. 142), Goodwill, and Other Intangible Assets, which were effective for the Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and we recognized no impairment as a result of the adoption of FASB NO. 142. In the second quarter of 2002, we experienced decreased sales volumes, decreased average selling prices, and initiated certain restructuring activities pertaining to our executive team and the manner in which we sell our products from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturer's representatives. In response to these conditions, we modified our pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, we reviewed our future cash flow analysis and changed our expectations of the sales volume estimates and selling prices of the heart valve in the cash flow model to evaluate the recoverability of our technology license. When compared to the revised fair value as calculated by discounting the changed future cash flows at June 30, 2002, we determined a non-cash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects in part the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower cost carbon not being realized until future years after the depletion of inventories currently on hand.

Our total reorganization expense for the year ended December 31, 2002 totaled $1,129,867. In 2002, the Board of Directors decided to implement cost containment measures and to seek a new management team to lead the business. As part of these cost reduction measures, approximately one-half of the workforce, including all of the executive officers of the Company, were released from employment. As of December 31, 2002, we had 46 employees compared to 89 employees at December 31, 2001. Included in this total is approximately $235,000 accrued in December 2002 of additional reorganization expense related to releasing our former CEO from employment. The reorganization expenses consist of approximately $985,367 of severance pay and benefits, and $144,500 of rent that was expensed for the vacated portion of the Company's leased facility. Of the total reorganization expenses, approximately $493,000 has not been paid as of December 31, 2002.

During the fourth quarter 2002, we terminated our relationship with our distributor covering France and Belgium because of violations of several conditions of the distributor agreement. The distributor has the right to return its inventory of valves to the Company as a result of the early termination clause within the distributor agreement. We accrued an estimated termination charge of $821,498, representing the margin on the valves that are expected to be returned and the estimated costs related to restocking such inventory for resale.

For the year ended December 31, 2002, we recognized interest expense of approximately $480,000 on the long-term debt. This interest results from the amortization of the $2.4 million discount amount on the non-interest-bearing debt owed to Carbomedics for milestones achieved to date on the technology transfer agreement.

Interest income totaled $175,684 for the year ended December 31, 2002 compared to $1,040,068 for the year ended December 31, 2001. The decreases in interest income for the year ended December 31, 2002 were the result of lower average investable cash balances and lower interest rates.

ATS recorded a net loss of $18,212,266 or $0.82 per share for the year ended December 31, 2002 compared to a net loss of $6,843,566 or $0.31 per share for the year ended December 31, 2001. The decreases in gross margin and interest income, coupled with the impairment charge, reorganization expenses and distributor termination charge, were the reasons for the increased loss. We are improving our representation in the United States and making some changes in our international representation to increase sales and to return to profitability in future years.

ATS has accumulated approximately $28.5 million of net operating loss (NOL) carryforwards for U.S. tax purposes. ATS believes that its ability to fully utilize the existing net operating loss carryforwards could be restricted on a portion of the NOL for changes in control that may have occurred or may occur in the future. We have not accrued any tax benefits for such tax loss benefit.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

Net sales for the year ended December 31, 2001 increased 3% to $15,079,794 compared to $14,584,568 for the year ended December 31, 2000. Unit sales decreased 5% in 2001 compared to 2000.
We experienced a decline in sales in Europe, where the euro continued to struggle in exchange value with the U.S. dollar, and competitors continued to lower prices. Our net sales in Europe declined 19% for the year ended December 31, 2001 compared to 2000 and our European unit sales declined by 17% in 2001 compared to 2000. Despite lowering our prices in Europe an average of 6%, European sales declined due to the impact of the weak euro and competitive price-cutting. We received FDA approval to sell our heart valve in the United States in the fourth quarter of 2000. U.S. sales were 19% of total sales for the year ended December 31, 2001 and 4% for the year ended December 31, 2000.

During the first full year of selling the valve in the United States, we have encountered significant competition. Some of our competitors are much larger and are able to spend more money promoting their products. Some competitors have lower costs and can use lower prices to retain customers. Some customers are slow or reluctant to change from a valve they have been implanting for many years. We will continue to promote our valve on the basis of its documented excellent clinical performance.

Cost of sales totaled $10,309,814 and $9,558,464 for 2001 and 2000, respectively, or 68% of sales for 2001 and 66% for 2000. The average cost per valve remained constant in 2001 compared to 2000. In the third quarter of 2001, we wrote down a portion of inventory to allow us to maintain some market share in less developed countries where we had been selling and where the realizable price is lower than our cost. The amount of this write-down was approximately $1,000,000.

Gross profit totaled $4,769,980, or 32% of sales, for the year ended December 31, 2001 versus $5,026,104, or 34% of sales, for the year ended December 31, 2000. The increase in average selling price from the introduction of the valve in the United States was offset by a decrease in the average selling prices in international markets and the write-down of inventory discussed above, which resulted in a decrease in gross profit.

Research, development, and engineering expenses totaled $3,905,556 for the year ended December 31, 2001 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development, and engineering expenses in 2001 resulted from operational qualification and validation of the carbon production equipment and making pilot coating runs. We increased our research and development personnel to 20 employees at December 31, 2001 compared to 8 employees at December 31, 2000. Approximately 18% and 4% of our research and development expenses for 2001 and 2000, respectively, were for Carbomedics consulting services related to setting up the carbon facility.

With the hiring of a direct sales force in the United States, we began displaying selling expense as a separate line of operating expense in the statement of operations in 2001. For the year ended December 31, 2001, we spent $4,904,205 on sales and marketing compared to $1,028,333 for the year ended December 31, 2000.

From November 2000 to May 2001 we hired four regional managers and 20 direct salespeople in the United States. During 2001, we also hired a director of marketing.
General and administrative expenses totaled $3,843,853 for the year ended December 31, 2001, an increase from the $3,030,731 general and administrative expenses recorded for the year ended December 31, 2000. We incurred one-time charges and severance expense associated with the resignation of our CEO and workforce reductions in September and November 2001. We wrote off certain uncollectable accounts totaling $222,570 in 2001 as compared to none in 2000. In addition, we accrued $197,700 in 2001 and $220,000 in 2000 to increase our allowance for doubtful accounts, which is included in general and administrative expense in the statement of operations. There were no management bonuses accrued in 2001. We had 89 employees at December 31, 2001 compared to 104 employees at December 31, 2000. We reported a loss from operations for the year ended December 31, 2001 of $7,883,634. The increases in selling expense associated with the direct sales force, research spending associated with starting our carbon facility, the inventory charge taken for lower of cost or market issues, and the one-time charge associated with workforce reductions were the primary causes for the increase in the operating loss. We incurred a loss from operations for the year ended December 31, 2000 of $944,775 due to the decline in gross profit and the increases in research and development expense and selling, general, and administrative spending.

Interest income totaled $1,040,068 for the year ended December 31, 2001 compared to $1,523,793 for the year ended December 31, 2000. The decrease in interest income in 2001 was primarily due to lower average cash balances as we invested in carbon manufacturing and direct U.S. distribution. Interest rates have declined several times in the past 18 months and coupled with continued use of our cash, we expect to earn less than 50% of the interest earned in 2001 in 2002.

We realized a net loss of $6,843,566 or $0.31 per share for the year ended December 31, 2001. Net income totaled $504,561 or $0.02 per share for the year ended December 31, 2000. The increased research and development spending associated with our carbon project and the hiring of the direct sales force in the United States caused expenses to exceed gross profit resulting in a loss for 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments decreased by $2,803,152 from $12,777,040 at December 31, 2001 to $9,973,888 at December 31, 2002. Inventory purchases and operating losses including the reorganization expenses were primarily responsible for the cash used during fiscal 2002. With the reductions in personnel and spending enacted by ATS in the second quarter 2002, we were cash flow positive by approximately $1,521,000 for the second half of 2002. We do not expect to be cash flow positive for the majority of 2003, due primarily to the technology fee payments of $2,500,000 due in both June and December 2003.

Accounts receivable decreased from $4,082,992 at December 31, 2001 to $3,557,055 at December 31, 2002. The majority of the receivable balances are amounts owing from our international customers, where payment terms are 60 days or longer.

Current liabilities increased $5,800,505 from $2,747,983 at December 31, 2001 to $8,548,488 at December 31, 2002. The majority of the increase is the $5 million short-term note on the technology transfer payment, where $2.5 million is due in both June and December 2003. Accrued reorganization charges totaling $492,572 consist of severance payments that will be paid out over the year in 2003. Accrued distributor liabilities totaling $1,597,323 at December 31, 2002 and $298,382 for December 31, 2001 consist of accrued distributor rebates plus the amount we expect to owe our terminated French distributor for returned valves and associated expenses.

Accounts payable decreased $835,645 from $1,345,780 at December 31, 2001 to $510,135 at December 31, 2002. The decrease in accounts payable is due to the amended supply agreement, where we suspended component purchases from Carbomedics from July 2002 until January 2007. ATS had contracted to purchase $8.4 million of components during 2002 in accordance with the terms of its supply agreement with Carbomedics. On June 27, 2002 this agreement was amended to suspend carbon component purchases until January 2007, except for the current work in process that we received in the third quarter 2002. This suspension of component purchases reduced cash expenditures for the Company by approximately $3 million in 2002. For the years 2003 to 2006, the total deferred expenditures will be approximately $18 million.

Under the carbon agreement entered into in December 1999, ATS agreed to pay Carbomedics a license fee of $41 million in annual installments ending in December 2006. In addition to granting ATS an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS valve under this agreement, Carbomedics agreed to assist ATS in designing, building and commencing operations in its own pyrolytic carbon production facility in Minneapolis, Minnesota. In May 2002, the Company received notice of approval of its carbon plant from the U.S. Food and Drug Administration. At the end of June 2002, ATS and Carbomedics agreed to delay the timing of the technology fee payments due under the carbon agreement. The $5 million payment that was due in December 2002 will now be paid in two equal installments in June and December of 2003. An aggregate of $23 million of technology transfer fees will be due in subsequent years under the carbon agreement, and will be paid in semi-annual installments beginning in June 2005 in amounts equal to a percentage of the cost of goods sold in the previous six months, subject to certain cumulative minimum amounts being paid by the end of 2006, 2007, 2008, and 2009. These adjustments to the timing of payments due under our supply and carbon agreements with Carbomedics deferred cash expenditures of approximately $8 million in 2002.

We have two operating leases for our facilities with minimum lease commitments of $417,413 in 2003 and $111,567 in 2004 through 2008. One of our leases expires on December 31, 2003 and we are currently evaluating our property needs.

Based upon the current forecast of sales and our reduced operating expenses, along with the adjustments to the timing of our payments to Carbomedics, we anticipate having cash to fund our operations through 2005. However, as identified under the heading of "Cautionary Statements Pursuant to the Private Litigation and Securities Reform Act of 1995" below, any adverse change that affects our revenue, access to the capital markets or future demand for our products will affect our long-term viability. Maintaining adequate levels of working capital depends in part upon the success of our products in the marketplace, the relative profitability of those products, and our ability to control operating and capital expenses. Funding of our operations in future periods may require additional investments in ATS in the form of equity or debt. There can be no assurance that we will achieve desired levels of sales or profitability, or that future capital infusions will be available.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair market value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk, our portfolio of cash equivalents and short-term investments may be invested in a variety of securities, including commercial paper, money market funds, and both government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

In the United States and France, we sell our products directly to hospitals. Revenue is recognized upon shipment of products to customers. In international markets outside of France, we sell our products to independent distributors who, in turn, sell to medical hospitals. Loss, termination, or ineffectiveness of distributors to effectively promote our product would have a material adverse effect on our financial condition and results of operations.

Transactions with U.S. and non-U.S. customers and distributors, other than in France, are entered into in U.S. dollars, precluding the need for foreign currency hedges on such sales. Sales through our French subsidiary, which was established in 2002 to replace a distributor, will be in euros, so we will be subject to profitability risk arising from exchange rate movements. We have not used foreign exchange contracts or similar devices to reduce this risk. We will evaluate the need to use foreign exchange contracts or similar devices, if sales in France increase substantially.

CAUTIONARY STATEMENTS PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their business, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. ATS desires to take advantage of the safe harbor provisions with respect to any forward-looking statements it may make in this filing, other filings with the Securities and Exchange Commission, and any public oral statements or written releases. The words or phrases "will likely," "is expected," "will continue," "is anticipated," "estimate," "projected," "forecast," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. ATS cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In accordance with the Act, the Company identifies the following important general factors which, if altered from the current status, could cause the Company's actual results to differ from those described in any forward-looking statements: the continued acceptance of the Company's mechanical heart valve in international markets; the rate of increase of acceptance of the Company's valve in the United States; the continued listing of our stock on The Nasdaq Stock Market; our ability to successfully implement our sales strategy in the United States; the continued clinical performance of the Company's mechanical heart valve; the actions of the Company's competitors including pricing changes and new product introductions; the continued performance of the Company's independent distributors in selling the valve; the actions of the Company's supplier of pyrolytic carbon components for the valve; and difficulties we may encounter in operating our own pyrolytic carbon manufacturing capability as well as the matters discussed on our "Cautionary Statements" filed as Exhibit 99.1 to our form 10-K for the year ended December 31, 2002. This list is not exhaustive and the Company may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.

COMMON STOCK INFORMATION

The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 2001. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions.

2002	High	Low	2001	High	Low
First Qtr	$5.50	$1.75	First Qtr	$13.63	$7.00
Second Qtr	2.06	0.47	Second Qtr	13.01	7.00
Third Qtr	0.64	0.31	Third Qtr	11.48	3.25
Fourth Qtr	0.85	0.36	Fourth Qtr	5.78	2.98

As of December 31, 2002, there were 446 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

MARKET MAKERS

During 2002, the following securities firms were the most significant market makers of the Company's common stock:

Knight Securities, L.P.
Piper Jaffray Companies Inc.
Pacific Growth Equities, Inc.
Cincinnati Stock Exchange
Schwab Capital Markets
A.G. Edwards & Sons, Inc.
Dougherty & Company LLC

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
ATS Medical, Inc.

We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota
January 31, 2003

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$7,472,219	$5,078,750
Short-term investments	2,501,669	7,698,290
	9,973,888	12,777,040
Accounts receivable, less allowance of $420,000 in 2002 and $400,000 in 2001	3,557,055	4,082,992
Inventories	15,876,324	17,348,901
Prepaid expenses	382,107	570,716
Total current assets	29,789,374	34,779,649
Leasehold improvements, furniture, and equipment, net	6,025,962	6,753,483
Inventories	37,000,000	40,000,000
Technology license	18,500,000	13,000,000
Other assets	440,362	438,100
Total assets	$91,755,698	$94,971,232
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$510,135	$1,345,780
Due to related party	192,904	192,904
Accrued reorganization charges	492,572	-
Accrued payroll and expenses	321,521	476,884
Accrued distributor liabilities	1,597,323	298,382
Notes payable	5,000,000	-
Total current liabilities	8,114,455	2,313,950
Due to related party	434,033	434,033
Long-term debt	9,080,000	-
Shareholders' equity:		
Common Stock, $.01 par value:		
Authorized shares – 40,000,000		
Issued and outstanding shares – 22,305,920 in 2002 and 22,203,940 in 2001	223,059	222,039
Additional paid-in capital	111,473,528	111,354,615
Accumulated deficit	(37,565,671)	(19,353,405)
Accumulated other comprehensive loss	(3,706)	-
Total shareholders' equity	74,127,210	92,223,249
Total liabilities and shareholders' equity	$91,755,698	$94,971,232

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS

December 31	2002	2001	2000
Net sales	$13,301,274	$15,079,794	$14,584,568
Cost of goods sold	12,306,736	10,309,814	9,558,464
Gross profit	994,538	4,769,980	5,026,104
Expenses:			
Research, development, and engineering	2,425,374	3,905,556	1,911,815
Sales and marketing	3,312,157	4,904,205	1,028,333
General and administrative	3,113,551	3,843,853	3,030,731
Impairment of technology license	8,100,000	–	–
Reorganization expenses	1,129,867	–	–
Distributor termination expenses	821,498	–	–
Total expenses	18,902,447	12,653,614	5,970,879
Operating loss	(17,907,909)	(7,883,634)	(944,775)
Interest (expense) income	(304,357)	1,040,068	1,523,793
(Loss) income before income taxes	(18,212,266)	(6,843,566)	579,018
Income tax expense	–	–	74,457
Net (loss) income	$(18,212,266)	$ (6,843,566)	$ 504,561
Net (loss) income per share:			
Basic	$(.82)	$(.31)	$.03
Diluted	$(.82)	$(.31)	$.02
Weighted average number of shares outstanding:			
Basic	22,258,806	22,158,513	20,031,611
Diluted	22,258,806	22,158,513	20,868,188

See accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 1999	17,909,010	$179,090	$71,633,414	$43,494	$(13,014,400)	$ 58,841,598
Common Stock issued under the Employee Stock Purchase Plan	13,318	133	118,379	-	-	118,512
Stock options exercised	347,900	3,479	1,351,024	-	-	1,354,503
Sale of Common Stock	3,827,273	38,273	37,711,152	-	-	37,749,425
Change in foreign currency translation	-	-	-	(43,494)	-	(43,494)
Net income for the year	-	-	-	-	504,561	504,561
Comprehensive income						461,067
Balance at December 31, 2000	22,097,501	220,975	110,813,969	-	(12,509,839)	98,525,105
Common Stock issued under the Employee Stock Purchase Plan	39,885	399	210,663	-	-	211,062
Stock options exercised	66,554	665	329,983	-	-	330,648
Net loss and comprehensive loss for the year	-	-	-	-	(6,843,566)	(6,843,566)
Balance at December 31, 2001	22,203,940	222,039	111,354,615	-	(19,353,405)	92,223,249
Common Stock issued under the Employee Stock Purchase Plan	101,980	1,020	118,913	-	-	119,933
Change in foreign currency translation	-	-	-	(3,706)	-	(3,706)
Net loss for the year	-	-	-	-	(18,212,266)	(18,212,266)
Comprehensive loss						(18,215,972)
Balance at December 31, 2002	22,305,920	$223,059	$111,473,528	$ (3,706)	$(37,565,671)	$74,127,210

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

December 31	2002	2001	2000
Operating activities			
Net (loss) income	$ (18,212,266)	$(6,843,566)	$ 504,561
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation	713,447	687,654	272,885
Loss on disposal of equipment	34,998	13,820	5,387
Imputed interest on long-term debt	480,000	–	–
Impairment of technology license	8,100,000	–	–
Changes in operating assets and liabilities:			
Accounts receivable	525,937	2,498,323	(421,691)
Prepaid expenses	188,609	44,964	(187,846)
Other assets	(2,262)	(14,238)	(20,670)
Inventories	4,472,577	(5,860,773)	(12,853,539)
Accounts payable and accrued expenses	800,505	(1,080,688)	1,553,584
Net cash used in operating activities	(2,898,455)	(10,554,504)	(11,147,329)
Investing activities			
Purchases of short-term investments	(5,663,312)	(19,289,620)	(24,908,245)
Maturities of short-term investments	10,859,933	27,864,600	14,294,337
Payments for technology license	–	(5,000,000)	(3,000,000)
Purchases of leasehold improvements, furniture, and equipment	(185,713)	(3,287,631)	(3,644,155)
Proceeds on disposal of equipment	164,789	–	–
Net cash provided by (used in) investing activities	5,175,697	287,349	(17,258,063)
Financing activities			
Net proceeds from issuance of Common Stock	119,933	541,710	39,222,440
Net cash provided by financing activities	119,933	541,710	39,222,440
Effect of exchange rate changes	(3,706)	–	(43,494)
Increase (decrease) in cash and cash equivalents	2,393,469	(9,725,445)	10,773,554
Cash and cash equivalents at beginning of year	5,078,750	14,804,195	4,030,641
Cash and cash equivalents at end of year	$ 7,472,219	$ 5,078,750	$14,804,195

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

ATS Medical, Inc. (the Company) manufactures and sells a bileaflet mechanical heart valve. The Company received U.S. Food and Drug Administration approval to market the valve in the United States in October 2000, and the Company is now permitted to sell valves throughout the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and both of its wholly owned subsidiaries, ATS Medical Sales, Inc. and ATS Medical France SARL, after elimination of intercompany accounts and transactions.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income (loss) in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES

Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consist of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 2002 and 2001. The Company has written down a portion of its inventories to provide for the lower of cost or market value expected in less developed countries. The write-down was $2.4 million and $1.0 million in 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized over several years now that the U.S. Food and Drug Administration has approved its valve for sale in the United States. Therefore, the Company has classified $37,000,000 and $40,000,000 of inventories as noncurrent assets at December 31, 2002 and 2001, respectively.

OTHER ASSETS

Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 2002 and 2001, the deposits within the trust amounted to $440,362 and $438,100, respectively.

LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Equipment	5 to 7 years
Computers	2 years

Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter.

TECHNOLOGY LICENSE

The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. (Carbomedics) pyrolytic carbon technology (see Note 9). As specific milestones are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license. The technology license will be tested annually for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

REVENUE RECOGNITION

The Company recognizes revenue at the time of shipment and invoicing of the product for all sales to distributors, except for sales to its Italian distributor. Sales to the Italian distributor are recognized on a cash basis.

Valves are also consigned to hospitals and the revenue recognized once the valve is implanted.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION

The Company has a stock-based employee compensation plan, which is described more fully in Note 6. This plan is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized, and reflected in the net (loss) income.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000: risk-free interest rate of 3.65%, 5.18%, and 5.53%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .95, .77, and .67, respectively; and a weighted average expected life of the option of seven years.

The pro forma effect on net (loss) income is not representative of the pro forma effect on net income in future years.

The following table illustrates the effect on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation:

December 31	2002	2001	2000
Net (loss) income as reported	$ (18,212,266)	$ (6,843,566)	$ 504,561
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards	(1,148,842)	(1,909,380)	(2,482,337)
Pro forma net loss	$ (19,361,108)	$ (8,752,946)	$ (1,977,776)
Net (loss) income per share:			
Basic – as reported	$ (.82)	$ (.31)	$ .03
Basic – pro forma	$ (.87)	$ (.39)	$ (.10)
Diluted – as reported	$ (.82)	$ (.31)	$ .02
Diluted – pro forma	$ (.87)	$ (.39)	$ (.10)

See accompanying notes.

NET INCOME PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

RECLASSIFICATIONS

Certain prior year balances were classified to conform with the current year presentation.

2. SHORT-TERM INVESTMENTS

As of December 31, 2002 and 2001, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $2,501,669 and $7,698,290, respectively. As a result, no unrealized gains or losses were recognized at December 31, 2002 and 2001.

3. LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT, NET

Leasehold improvements, furniture, and equipment consist of the following:

December 31	2002	2001
Furniture and fixtures	$ 361,260	$ 356,155
Equipment	2,339,730	2,287,512
Leasehold improvements	3,227,132	3,227,787
Construction in progress	3,309,255	3,428,121
	9,237,377	9,299,575
Less accumulated depreciation	3,211,415	2,546,092
	$6,025,962	$6,753,483

4. IMPAIRMENT OF TECHNOLOGY LICENSE

At the end of the first quarter of 2002, the Company evaluated the carrying value of its technology license asset in accordance with the provisions of SFAS No. 142, which were effective for the Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and the Company recognized no impairment as a result of the adoption of SFAS No. 142. In the second quarter of 2002, the Company experienced decreased sales volumes, decreased average selling prices, and initiated certain restructuring activities pertaining to its executive team and the manner in which it sells its product from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturer's representatives. In response to these conditions, the Company modified its pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, the Company reviewed its future cash flow analysis and changed its expectations of the sales volume estimates and its selling prices of the heart valve in the cash flow model to evaluate the recoverability of its technology license. When compared to the revised fair value as calculated by discounting the changed future cash flows at June 30, 2002, the Company determined a noncash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects, in part, the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower-cost carbon not being realized until future years after the depletion of inventories currently on hand.

5. EMPLOYEE STOCK PURCHASE PLAN

In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the plan, employees are eligible to purchase Common Stock of the Company on a quarterly basis. Employees can purchase Common Stock at 85% of the lesser of the market price of the Common Stock on the first day of the quarter or the last day of the quarter. During 2002, 2001, and 2000, shares of Common Stock totaling 101,980, 39,885, and 13,318 were purchased under the plan at prices ranging from $0.46 to $2.21, $3.24 to $10.84, and $7.65 to $11.48 per share, respectively.

6. COMMON STOCK AND STOCK OPTIONS

In March 2000, the Company sold, in a private transaction, 1,100,000 shares of its Common Stock at a price of $9.00 per share. In July 2000, in another private equity sale, the Company sold 2,727,273 shares of its Common Stock at a price of $11.00 per share. Net proceeds from these two offerings totaled $37,749,425.

The Company has a Stock Option Plan and a Stock Award Plan (the Plans) under which options to purchase Common Stock of the Company may be awarded to employees and nonemployees of the Company. The options may be granted under the Plans as incentive stock options (ISO) or as nonqualified stock options (non-ISO).

The following table summarizes the options to purchase shares of the Company's Common Stock under the Plans:

	Shares Reserved for Grant	Stock Option Outstanding Under the Plans		Weighted Average Exercise Price Per Share
		ISO	Non-ISO	
Balance at December 31, 1999	566,679	791,132	604,954	$5.90
Increase in shares reserved for grant	1,000,000	–	–	–
Options granted	(886,000)	411,853	474,147	9.99
Options exercised	–	(168,650)	(179,250)	3.89
Options canceled	17,875	(17,875)	–	7.06
Options expired	(1,054)	–	–	–
Balance at December 31, 2000	697,500	1,016,460	899,851	8.15
Options granted	(496,857)	322,415	174,442	8.42
Options exercised	–	(40,115)	(1,439)	5.78
Options canceled	85,399	(108,874)	(25,325)	9.54
ISO shares made non-qualified in 2001	–	(81,050)	81,050	–
Balance at December 31, 2001	286,042	1,108,836	1,128,579	8.17
Options granted	(595,000)	195,000	400,000	0.44
Options canceled	328,221	(545,709)	(430,912)	8.30
Balance at December 31, 2002	19,263	758,127	1,097,667	5.62

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.35-$0.52	810,000	9.81 years	$ 0.44	–	$ –
2.37- 8.50	802,044	5.62 years	6.76	546,895	6.21
9.00- 16.19	468,750	6.96 years	10.16	310,250	10.07
0.35- 16.19	2,080,794	7.55 years	5.07	857,145	7.61

The weighted average fair value of options granted during the years ended December 31, 2002, 2001, and 2000 was $0.37, $6.15, and $6.94, respectively.

In 2001, non-Plan options to purchase 25,000 shares, exercisable at $3.63 per share, were exercised.

At December 31, 2002, 2001, and 2000, Plan and non-Plan options for 857,145, 1,216,082, and 1,002,011 shares of Common Stock, respectively, were exercisable at a weighted average price of $7.61, $7.49, and $7.04 per share, respectively. Options can be exercised by tendering shares previously acquired.

In December 2002, the Company granted 225,000 non-Plan options exercisable at an average exercise price of $0.52. These options vest ratably over three- or four-year periods. Of the total non-Plan options granted, 50,000 options were granted to an outside consultant, for which the Company will recognize compensation expense over the three-year vesting period.

The Company has 1,850,057 shares of Common Stock reserved for issuance.

7. LEASES

The Company has operating leases for its facilities in Plymouth, Minnesota. These leases expire at various dates through July 31, 2008. Future minimum lease payments under these agreements are as follow:

2003	$417,413
2004	111,567
2005	111,567
2006	115,877
2007	121,912
2008	71,115
	949,451
Less sublease rental income	60,439
	$889,012

The rent expense was $410,487, $395,425, and $254,523 for 2002, 2001, and 2000, respectively.

8. INCOME TAXES

At December 31, 2002, the Company had net operating loss carryforwards of approximately $28.5 million and credits for increasing research and development costs of approximately $633,000, which are available to offset future taxable income or reduce taxes payable through 2020. These carryforwards and credits will begin expiring in 2007 and 2003, respectively. The Company paid income taxes of $74,457 in 2000.

Included as part of the Company's net operating loss carryforwards are approximately $2.2 million in tax deductions that resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

Components of deferred tax assets and liabilities are as follow:

December 31	2002	2001
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$10,661,000	$7,614,000
Research and development credits	633,000	616,000
AMT credit	–	150,000
Inventory reserves	1,158,000	118,000
Depreciation	302,000	224,000
Technology license amortization	(1,016,000)	(518,000)
Compensation reserves	277,000	302,000
Other	470,000	144,000
Net deferred tax assets before valuation allowance	12,485,000	8,650,000
Less valuation allowance	(12,485,000)	(8,650,000)
Net deferred tax assets	$ –	$ –

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

Income tax expense consists of the following:

	2002	2001	2000
Current	$ –	$ –	$64,000
Federal	–	–	10,457
State	$ –	$ –	$74,457

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2002	2001	2000
Tax at statutory rate	34.0%	34.0%	34.0%
State income taxes	4.0	4.0	6.0
Impact of net operating loss carryforwards	(38.0)	(38.0)	(27.1)
	–%	–%	12.9%

9. COMMITMENTS

In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

In December 1999, the Company and Carbomedics entered into an agreement, that entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart value. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. As of December 31, 2002, $13 million has been paid.

In June 2002, the Company amended the supply and technology transfer agreements it has with Carbomedics. The amendment to the supply agreement suspends component set purchases until January 2007. This postpones component purchases totaling approximately $18 million for the years ended December 31, 2003 to 2006. In January of 2007, the purchase obligations for 2003 would resume, with the obligations for 2004 through 2006 to follow in each subsequent year. In addition, the technology transfer fee of $5,000,000 that was due at the end of 2002 will be paid in two equal installments in June and December of 2003. The Company will pay interest at the rate of 7% on the installments now payable in 2003 from the original due date until the payment date.

Furthermore, the technology payments due in 2003, 2004, 2005, and 2006 totaling $23 million begin to be paid based on a percentage of cost of goods sold starting in January 2005, with the first payment in June 2005 and subsequent payments every six months based on a percent of cost of goods sold during the previous six months. The Company has recorded a $2.4 million discount on the noninterest-bearing debt owed to Carbomedics for milestones achieved to date. The discount is to be amortized as interest expense over the estimated term of the debt. As part of this agreement, the Company has provided Carbomedics a security interest in its inventories covering all of its material obligations under its agreements with Carbomedics.

Payments to Carbomedics were $6,052,901, $14,049,719, and $17,927,911 in 2002, 2001, and 2000, respectively. The amounts payable to Carbomedics, net of discount, were $14,080,000 and $870,847 at December 31, 2002 and 2001, respectively.

10. BENEFIT PLAN

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 12% of their annual compensation, with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the plan of $61,397, $76,167, and $59,623 during 2002, 2001, and 2000, respectively.

11. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from the following geographic regions:

	2002	2001	2000
Europe	26%	36%	46%
Asia Pacific	42	34	34
North America	19	19	4
Emerging Markets	13	11	16

Shown below are the percentage of sales of specific customers which exceeded 10% for the years shown:

	2002	2001	2000
Customer A	31.3%	23.6%	19.2%
Customer B	–	10.3	12.9
Customer C	–	–	11.9

The Company had balances owing by three customers, which represented 44% and 45% of its outstanding accounts receivable balances, respectively, at December 31, 2002 and 2001.

12. NET (LOSS) INCOME PER SHARE–WEIGHTED AVERAGE SHARE CALCULATION

The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net (loss) income per share:

	2002	2001	2000
Denominator for basic net (loss) income per share – weighted average shares	22,258,806	22,158,513	20,031,611
Effect of dilutive securities:			
Stock options	–	–	836,577
Denominator for diluted net (loss) income per share – adjusted weighted average shares	22,258,806	22,158,513	20,868,188

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 2002 and 2001 was as follows:

	Quarter			
December 31, 2002	First	Second	Third	Fourth
Net sales	$3,902,263	$ 2,475,241	$3,184,351	$3,739,419
Gross profit	1,211,352	151,230	1,004,931	(1,372,975)
Net loss	(1,483,371)	(11,367,713)	(589,206)	(4,771,976)
Earnings per share:				
Basic	$(.07)	$(.51)	$(.03)	$(.21)
Diluted	$(.07)	$(.51)	$(.03)	$(.21)
December 31, 2001				
Net sales	$4,253,573	$4,415,222	$3,744,095	$2,666,904
Gross profit	1,645,413	1,543,034	491,124	1,090,409
Net loss	(575,317)	(1,347,763)	(2,374,310)	(2,546,176)
Earnings per share:				
Basic	$(.03)	$(.06)	$(.11)	$(.11)
Diluted	$(.03)	$(.06)	$(.11)	$(.11)

14. ACCRUED DISTRIBUTOR LIABILITIES

The Company has recognized $821,498 of expense in the year ended December 31, 2002, related to the termination of their France and Belgium distributor. The Company will be buying back inventory from this distributor, in accordance with the terms of the distributor agreements. The Company will pay approximately $1.1 million for all costs associated with this termination in fiscal 2003. The charge represents the margin on valves that are expected to be returned to the Company and the estimated costs associated with restocking such inventories for resale.

15. REORGANIZATION EXPENSES

In June 2002, the Board of Directors decided to implement new cost containment measures and to seek a new management team to lead the business. As part of these cost-reduction measures, approximately one-half of the workforce, including all of the executive officers of the Company, have been released from employment. The Company had 46 employees at December 31, 2002 compared to 89 employees at December 31, 2001. The Company has recorded $1,129,867 in reorganization expenses. The reorganization expenses consist of approximately $985,367 of severance pay and benefits, and $144,500 of rent that was expensed for the vacated portion of the Company's leased facility. Of the total reorganization expenses, $492,572 has not been paid as of December 31, 2002.

16. RELATED-PARTY TRANSACTION

For the years ended December 31, 2002 and 2001, the Company had consulting agreements with a director of the Company, which provided for an annual compensation in each of the three following years. The 2001 agreement was extended one additional year in fiscal 2002. An expense has been recognized as a result of these agreements in the amount of $192,904 and $626,937 for the years ended December 31, 2002 and 2001, respectively. An expense for a portion of the compensation was recognized at the time the agreement was signed, as the Company has deferred only the fair value of expected services to be received under the agreements.

INVESTOR INFORMATION

Annual Meeting
The annual meeting of the Shareholders will be held at 3:30 p.m. Wednesday, April 30, 2003 at the Minneapolis Club, 729 Second Avenue South, Minneapolis, Minnesota.

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Legal Counsel
Dorsey & Whitney LLP
Minneapolis, Minnesota

Patent Counsel
Haugen Law Firm PLLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075-1139

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission will be provided without charge to any shareholder upon written request to the Corporate Secretary at the corporate headquarters.

ATS Medical, Inc.
3905 Annapolis Lane
Minneapolis, Minnesota 55447 USA
Phone (763) 553-7736
Fax (763) 553-1492

BOARD OF DIRECTORS



Manuel A. Villafaña
Chairman
ATS Medical, Inc.



Michael D. Dale
President and
Chief Executive Officer
ATS Medical, Inc.



David L. Boehnen
Executive Vice President
Supervalu, Inc.



A. Jay Graf
Group Chairman
Guidant Corporation



Eric W. Sivertson
Partner, Healthcare Sector
TMP Worldwide Executive Search

EXECUTIVE OFFICERS

Michael D. Dale
President and
Chief Executive Officer

Richard A. Curtis
Vice President
of Marketing and
Business Development